IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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                                          :
JOHN METERA, individually and on behalf of:
all Others similarly situated,            :
                                          :     C.A. No. 19857
                        Plaintiff,        :
                                          :
            -against-                     :     CLASS ACTION COMPLAINT
                                          :
PURE RESOURCES, INC., UNION OIL           :
COMPANY OF CALIFORNIA, JACK D.            :
HIGHTOWER, GEORGE G. STALEY,              :
DARRELL D. CHESSUM, KEITH A.              :
COVINGTON, GRAYDON H. LAUGHBAUM,          :
JR., TIMOTHY H. LING, H.D. MAXWELL, and   :
HERBERT C. WILLIAMSON, III                :
                                          :
                        Defendants.       :
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                                  INTRODUCTION
                                  ------------

      Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

        1. This action arises out of an unlawful scheme and plan by Unocal, who is the majority shareholders of the Pure Resources, Inc. ("Pure Resources" or the "Company") to acquire the remaining ownership of Pure Resources that they do not already own in a stock-for-stock transaction for grossly inadequate consideration and without adequate procedural protections customarily afforded public shareholders under such circumstances. Plaintiff alleges that, in connection with the Proposed Transaction, the defendants have engaged and are continuing to engage in acts of self-dealing, unfair dealing, gross overreaching and breaches of their fiduciary duties, all in an effort to enable Unocal to acquire the remaining outstanding shares of the Company for as little value as possible. Plaintiff alleges that he and other public stockholders of Pure Resources are entitled to enjoin the Proposed Transaction, or alternatively, recover damages in the event the Proposed Transaction is consummated.

                                   THE PARTIES
                                   -----------

        2. Plaintiff is and has been at all relevant times the owner of Pure Resources common stock.

        3. Pure Resources is a corporation organized and existing under the laws of the State of Delaware and is headquartered at 500 West Illinois, Midland, Texas 79701.

        4. Pure Resources is an independent energy company engaged in the exploitation, development, exploration and acquisition of oil and gas properties located in the Permian Basin of West Texas and southeastern New Mexico, the San Juan Basin of New Mexico and Colorado, offshore in the Gulf of Mexico and the Gulf Coast region covering Texas, Louisiana, Arkansas, Mississippi, Alabama and Florida. As of April 1, 2002, the Company had issued and outstanding about 50,20,597 shares of common stock.

        5. Unocal is an independent oil and gas exploration and production company, with principal operations in North America and Asia. Unocal, through its subsidiary, Union Oil Company of California ("Union Oil") directly owns 32,709,067 (62.5%) of Pure Resources common stock (over which Unocal Corporation and Union Oil Company of California have sold dispositive power). Unocal has approved plans for Union Oil to make an offer to the stockholders of Pure Resources to acquire all of the outstanding shares of common stock of Pure Resources that Unocal does not already own.

        6. Defendant Union Oil Company of California ("Union Oil") is a subsidiary of Unocal.

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

        7. Pure Resources and Unocal have extensive corporate relations. Prior to May 25, 2000, the Company was a wholly-owned subsidiary of Union Oil. Subsequent to May 25, 2000, Pure Resources, Union Oil and Defendant Jack D. Hightower ("Hightower") entered into an Amended and Restated Stockholders
Voting Agreement in which, pursuant to certain levels of stock ownership by Union Oil and Defendant Hightower, Union Oil and Defendant Hightower agreed to vote all of their respective shares of the Company's capital stock to cause two persons designated by Defendant Hightower, up to five persons designated by Union Oil, and one person agreed upon by Union Oil and Defendant Hightower to be elected to the Company's Board of Directors.

        8. Defendant Hightower has served as President, Chief Executive Officer and Chairman of the Board of Directors of the Company since May 2000. Defendant Hightower owns 3,181,266 shares (6.2%) of the Company's common shares.

        9. Defendant George G. Staley ("Staley") has served as Executive Vice President, Exploration and Director of the Company since May 2000. Staley was designated as a director of Hightower pursuant to the Voting Agreement described above. Defendant Staley owns 655,261 (1.3%) of the Company's common stock.

        10. Defendant Darrell D. Chessum ("Chessum") has served as a director of the Company since its inception. Defendant Chessum has served as Treasurer of Unocal since 1990.

        11. Defendant Keith A. Covington "(Covington") has served as a director of the Company since May 2000.

        12. Defendant Graydon H. Laughbaum, Jr. ("Laughbaum") has served as a director of the Company since May 2000. Defendant Laughbaum has served as an advisor to

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

Unocal on global energy issues since July 1, 1999. From August 1,
1997 until January 1, 1999, Laughbaum was Senior Vice President of New Ventures for Unocal.

        13. Defendant Timothy H. Ling ("Ling") has served as a director of the Company since its inception. Defendant Ling was named President and Chief Operating Officer of Unocal in January, 2001.

        14. Defendant H.D. Maxwell ("Maxwell") has served as a director of the Company since May 2000. Prior to 1992, Maxwell served in several management positions with Unocal.

        15. Defendant Herbert C. Williamson, III ("Williamson") has served as a director of the Company since May 2000.

        16. Defendants Chessum, Laughbaum, Ling, Maxwell and Williamson were designated to the Company's Board of Directors by Defendant Union Oil.

        17. Defendants Hightower, Staley, Chessum, Laughbaum, Ling, Maxwell, Covington and Williamson are sometimes collectively referred to in this complaint as the "Individual Defendants".

        18. The individual Defendants named above, as officers and/or directors of the Company, and Defendants Union Oil and Unocal, as the majority stockholder of Pure Resources, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS
                            ------------------------

        19. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated

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

with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein
(the "Class").

        20. This action is properly maintainable as a class action for the following reasons:

            (a) The Class is so numerous that joinder of all members is impracticable. As of April 2, 2002, there were approximately 144 holders of record of Pure Resources common stock and likely many more beneficial owners.

            (b) There are questions of law and fact which are common to the Class, including, inter alia, the following:
                  ----- ----

            (i) Whether the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expenses of the members of the Class;

            (ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

            (iii) Whether the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

            (iv) Whether plaintiff and the other members of the Class would be irreparably damaged if the Individual Defendants, are not enjoined form the conduct described herein.

        21. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

        22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

        23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        24. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS
                     --------------------------------------

        25. On August 20, 2002 Unocal announced in a press release that its Board of Directors have approved plans for its subsidiary, Union Oil, to make an offer to acquire all of the outstanding shares of common stock of Pure Resources that Unocal does not already own (the "Offer"). Pure Resources stockholders would receive 0.6527 share of Unocal common stock for each share of Pure Resources Common Stock.

        26. Unocal currently owns 62.5% of Pure Resources Common Stock.

        27. The price of Pure Resources stock has traded as high as $23.95 in the last 52 weeks.

        28. The exchange ratio proposed in the Offer is particularly unfair in light of the Company's anticipated financial performance. On August 16, Pure Resources announced financial results for the second quarter 2002, which were negatively affected by lower commodity prices, higher exploration and abandonment expenses.

        29. The Offer is wrongful, unfair and harmful to Class members and represents an attempt by Unocal to enrich itself, at the expense of and to the detriment of Class members. In seeking to consummate the Offer, Unocal has failed to offer a fair price or afford Class members adequate procedural safeguards, all in violation of their fiduciary obligations.

        30. Unocal has breached its fiduciary duties by failing to offer a fair price to Class members for their Pure Resources shares. The proposed exchange ratio is not the result of arms-length negotiations, and is not based upon any independent valuation of the current or projected value of Pure Resources, but was fixed arbitrarily by Unocal as part of their unlawful plan and scheme to advance their self interests to the detriment of the Class.

        31. Because Unocal controls a majority of the Company's common stock, no third party will likely bid for Pure Resources. Unocal thus will be able to proceed with the Offer without an auction or other type of market check to maximize value for the public shareholders.

        32. Unocal is intent on paying the lowest possible price to Class members, even though Unocal is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, Unocal has a clear and material conflict of interest in the Offer.

        33. Because of its control over the Company and Pure Resources Board of Directors, Unocal is in a position to dictate the terms of the Offer. The directors are beholden to Unocal for their positions and the perquisites which the enjoy therefrom and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

        34. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Pure Resources' assets and business and will be prevented form obtaining fair consideration for their shares of Pure Resources' common stock.

        35. The Offer has been timed and structured unfairly in that:

            (a) The Offer is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company for consideration which Unocal new or should know is unfair and inadequate;

            (b) Unocal has unique knowledge of the Company and has access to information denied or unavailable to the Class; and

            (c) Unocal has violated its duty of fair dealing by timing the transaction to place an artificial cap on the market price of Pure Resources stock.

        36. Similarly, the Individual Defendants owe fiduciary duties to the Company's public shareholders, but because they are dominated, controlled and beholden to Pure Resources, they cannot not fairly discharge their duties.

        37. Unocal and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

        38. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

            A. Declaring this to be a proper class action and naming plaintiff as Class representative;

            B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

            C. In the event the Offer is consummated, rescinding the transaction or awarding rescissory damages;

            D. Ordering defendants to account to plaintiff and to other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

            E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

            F. Granting such other and further relief as may be just and proper.

                                    ROSENTHAL MONHAIT GROSS &
                                     GODDESS, P.A.


                                    By:/s/ Carmella P. Keener
                                       ---------------------------
                                    919 N. Market Street, Suite 1401
                                    P.O. Box 1070
                                    Wilmington, Delaware 19801

                                    Attorneys for Plaintiff


OF COUNSEL:

GOODKIND LABATON RUDOFF & SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700



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